Exhibit 12.2

Brandywine Operating Partnership, L.P.

Computation of Ratio of Earnings to Combined Fixed Charges

(in thousands)

	For the years ended December 31,
	2015	2014	2013	2012	2011

Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in income (loss) from unconsolidated real estate ventures	$(29,929)	$6,814	$35,318	$(40,050)	$(28,331)
Distributed income of equity investees	1,223	1,164	1,650	1,224	2,600
Amortization of capitalized interest	4,277	3,840	3,557	3,538	3,564
Fixed charges - per below	129,307	138,007	132,146	147,077	140,356
Less:
Capitalized interest	(12,150)	(6,803)	(3,137)	(2,560)	(1,997)

Earnings before fixed charges	$92,728	$143,022	$169,534	$109,229	$116,192

Fixed charges:
Interest expense from continuing operations (including amortization)	$116,511	$130,621	$127,585	$142,982	$136,396
Capitalized interest	12,150	6,803	3,137	2,560	1,997
Ground leases and other	646	583	1,424	1,535	1,963

Total Fixed Charges	$129,307	$138,007	$132,146	$147,077	$140,356

Ratio of earnings to combined fixed charges	(a)	1.04	1.28	(a)	(a)

(a)

Due to the registrant's loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $36,579 for the year ended December 31, 2015, $37,848 for the year ended December 31, 2012 and $24,164 for the year ended December 31, 2011 to achieve a coverage ratio of 1:1.